 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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VAREX IMAGING CORPORATION
(Exact name of the registrant as specified in its charter)

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Delaware	001-37860	81-3434516
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1678 S. Pioneer Road, Salt Lake City, Utah		84104
(Address of principal executive offices)		(Zip code)

Kimberley E. Honeysett	(801) 972-5000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

 Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Varex Imaging Corporation (the “Company”) has concluded in good faith that during 2020,

a)	The Company has manufactured and contracted to manufacture products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d) (3) of Form SD) are necessary to the functionality or production of such products.

b)	Based on a “reasonable country of origin inquiry,” the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”). Further the Company has determined that smelters and refiners identified as sourcing from the Covered Countries have been audited by the Responsible Minerals Initiative (“RMI”) and validated as “conformant.”

The Company’s reasonable country of origin inquiry employed a combination of measures to determine whether the necessary conflict minerals in any of the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct vendors using the RMI’s Conflict Minerals Reporting Template. The Company surveyed its direct vendors that were determined to have or had a high likelihood of containing tin, tantalum, tungsten or gold in their products. Additionally, the Company used the RMI website (http://www.responsiblemineralsinitiative.org/), smelter company websites, and other online tools to obtain additional country of origin information.

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, the Company has filed this Specialized Disclosure Form (Form SD) with the Securities and Exchange Commission and the associated Conflict Minerals Report and both documents are posted to a publicly available Internet site at https://investors.vareximaging.com.

Item 1.02.	Exhibit
The Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01.	Exhibits

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VAREX IMAGING CORPORATION
(Registrant)

/s/ Kimberley E. Honeysett
Kimberley E. Honeysett Senior Vice President, General Counsel and Corporate Secretary	May 28, 2021